August 10, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:          Progress Energy, Inc.
Carolina Power & Light Company
Florida Power Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009

Progress Energy, Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 31, 2009

Carolina Power & Light Company
Definitive Proxy Statement on Schedule 14A
Filed March 31, 2009

Dear Mr. Owings:

Progress Energy, Inc., a North Carolina corporation (the “Company”), Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc., a North Carolina corporation (“PEC”) and Florida Power Corporation, d/b/a Progress Energy Florida, Inc., a Florida corporation (“PEF,” and collectively with the Company and PEC, referred to as “we,” “us,” “our” or “Progress Energy,”) submit herewith their responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings contained in its letter to Mr. William D. Johnson of Progress Energy dated July 28, 2009 (the “Comment Letter”).

As requested in the Comment Letter, each of the Company, PEC and PEF hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For convenience of reference, each Staff comment is reprinted in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by Progress Energy’s response.  As applicable, we intend to reflect these responses to the Staff’s comments in all future filings.

Annual Report on Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

Progress Energy Carolinas, page 55

1.
We note your statement that “PEC has not been impacted by the recession as significantly as PEF.”  Here or elsewhere in your annual report, please disclose, if known, the reasons that PEF has been more negatively impacted than PEC by recent economic events.

Response

We acknowledge your comment, and in our future filings we will disclose, if known, the reasons why economic events had a disproportionate impact on either PEC or PEF.  During the last year, the national news widely reported that a significant contributing factor to the current economic recession was the “burst in the housing bubble” leading to a decline in home prices, increased foreclosures and a reduction in new home construction.  The impact on the housing market in a number of states, including Florida, has been especially severe.  Through December 31, 2008, we believed that these events had a greater impact on PEF than on PEC due to PEF’s greater proportion of residential customers and the greater severity of Florida’s housing decline. This belief was based on the decline in the number of customers during the period 2006 through 2008 as presented for PEF on page 58 of our combined 2008 Form 10-K. In our combined June 30, 2009 Form 10-Q, which was filed on August 7, 2009, the comparison between PEC and PEF has been removed, as PEC has begun experiencing a more pronounced impact of the recession than it had at the end of 2008.   The disclosure in our combined June 30, 2009 Form 10-Q discusses the impact of the recession on both PEF and PEC.

Excerpted disclosures from our combined June 30, 2009 Form 10-Q follow:

Progress Energy Carolinas

The unfavorable impact of net retail customer growth and usage was driven by a decrease in the average usage per retail customer, partially offset by a net 15,000 increase in the average number of customers for the three months ended June 30, 2009, compared to the same period in 2008. However, PEC’s rate of residential growth has declined as PEC’s average number of customers for the three months ended June 30, 2008, compared to the same period in 2007, increased a net 25,000 customers.

Many of the manufacturers in PEC’s service territory have been adversely impacted by the recession, and we expect continued industrial sales weakness until the broader economy recovers.  PEC’s industrial kilowatt-hours (kWh) sales have decreased 17.9 percent from 2008, primarily due to reductions in textile manufacturing in the Carolinas as a result of global competition and domestic consolidation as well as a downturn in the lumber and building materials segment as a result of declines in construction activities. However, sales to the chemical segment, now our largest industrial segment, have slightly increased. While industrial kWh sales have decreased 17.9 percent from 2008, industrial revenues have only decreased 8.0 percent due in part to increased fuel revenues and the demand charges component of industrial revenues.

PEC has experienced a decline in the rate of residential sales growth and in its commercial and industrial kWh sales due to the current recession in the United States. We cannot predict how long the recession may last or the extent to which it may impact revenues. In the future, PEC’s customer usage could be impacted by customer response to energy-efficiency programs and to increased rates.

Progress Energy Florida

In addition to lower average usage per customer, PEF’s average number of customers for the three months ended June 30, 2009, compared to the same period in 2008, decreased a net 8,000 customers. In comparison, PEF’s average number of customers for the three months ended June 30, 2008, compared to the same period in 2007, increased a net 2,000 customers.

The current recession and general housing downturn in the United States has continued to contribute to a slowdown in customer growth and usage in PEF’s service territory resulting in a 4.5 percent decrease in retail kWh sales for the three months ended June 30, 2009, compared to the same period in 2008.  The impact of the general housing downturn was especially severe in several states including Florida.  Consequently, PEF’s residential kWh sales decreased 5.2 percent compared to the same period in 2008.  We cannot predict how long the recession and housing downturn may last or the extent to which revenues may be impacted.  In the future, PEF’s customer usage could be impacted by customer response to energy-efficiency programs and to increased rates.

Liquidity and Capital Resources, page 69

Overview, page 69

2.
We note your statement that you “have addressed the challenges presented by current financial market conditions…”  Please revise your disclosure to clarify the specific actions you have taken in order to address such challenges.

Response

To address the challenges presented by the financial market conditions, we took several actions beginning in 2008 and continuing into early 2009, including borrowing under our revolving credit facility to manage the volatility of durations and interest rates in the commercial paper markets, maintaining our broad-based bank syndicate for our credit facilities to limit our dependence on any one financial institution, and issuing long-term debt and equity to provide additional liquidity.  These actions are generally disclosed in our combined 2008 Form 10-K under the caption “Liquidity and Capital Resources – Overview” and further discussed on page 73 therein, and were taken in order to ensure we could meet our liquidity requirements and to address the tightening of the short-term credit markets.  In our future filings, we will provide additional disclosures that clarify the specific actions taken to address the challenges, if any, presented by financial market conditions.

Item 10. Directors, Executive officers and Corporate Governance, page 240

3.
Please incorporate by reference from the Progress Energy definitive proxy statement for the 2009 annual meeting of shareholders the section “Board Committees – Audit and Performance Committee,” in order to comply with the disclosure requirements of Item 407(d)(4) of Regulation S-K.

Response

We acknowledge your comment, and in our future filings we will incorporate by reference from the Progress Energy definitive proxy statement for the annual meeting of shareholders the section captioned “Board Committees – Audit and Corporate Performance Committee,” in order to comply with the requirements of Item 407(d)(4) of Regulation S-K.

Exhibits 31(a) – (f)

4.	In future filings, please revise the certifications required by Exchange Act Rule 13a-14(a) as follows:

•	Refer to the periodic report to which the certification applies as the “report,” as opposed to the “annual report” or the “quarterly report.”
•	Include the language “(or persons performing the equivalent functions)” in the introductory language in paragraph 5.
•	Do not modify the exchange Act rule references in the introductory language in paragraph 4.
•	Delete the words “in order” in paragraph 2.

Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required.

Response

We acknowledge your comments, and in our future filings we will ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K. Please note that the requested revisions have been incorporated into the certifications in our combined June 30, 2009 Form 10-Q, which was filed on August 7, 2009.

Progress Energy, inc. Definitive proxy Statement on Schedule 14A

Transactions with Related Persons, page 9

5.
We note your disclosure in this section, as well as the Policy and Procedures with respect to Related Persons Transactions attached to the proxy statement as Exhibit A.  In that Policy, you state that your general policy is to avoid related person transactions, but that you recognize that there “are situations where Related Person Transactions might be in, or might not be inconsistent with, the best interests of the Company and its stockholders,” and you provide certain examples in which that might be the case.  You further disclose that at each calendar year’s first regularly scheduled meeting of the Corporate Governance Committee, management will recommend related person transactions and that, “[a]fter review, the Committee shall approve or disapprove such transactions…”  Please revise your disclosure to provide additional information regarding the standards applied by the committee in determining whether to approve or disapprove of such transactions.  Refer to Item 404(b)(1)(ii) of Regulation S-K.  This comment also applies to the Definitive Proxy Statement on Schedule 14A filed by Carolina Power & Light Company.

Response

We acknowledge your comment, and in our future filings we will revise our disclosures to provide additional information regarding the standards the Corporate Governance Committee applies in determining whether to approve or disapprove of related person transactions in implementing our existing Policy and Procedures with respect to Related Person Transactions.  In this regard, we will add the language below to the section captioned “Transactions with Related Persons” in future definitive proxy statements of both Progress Energy and PEC.

In determining whether to approve or disapprove each related person transaction, the Corporate Governance Committee will consider various factors, including the following:

• the identity of the related person;
• the nature of the related person’s interest in the particular transaction;
• the approximate dollar amount involved in the transaction;
• the approximate dollar value of the related person’s interest in the transaction;
• whether the related person's interest in the transaction conflicts with his obligations to the Company and its shareholders;
• whether the transaction will provide the related person with an unfair advantage in his dealings with the Company; and
• whether the transaction will affect the related person's ability to act in the best interests of the Company and its shareholders.

The Committee will only approve those related person transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders.

Compensation Discussion and Analysis, page 16

II. Elements of Compensation, page 22

2. Annual Incentive, page 23

6.
We note that the Committee uses ongoing earnings per share as defined and reported by the Company in its annual earnings release.  While we acknowledge that you have disclosed this target information elsewhere, please provide your earnings per share information here at the threshold, target and maximum levels so that readers can analyze the amounts paid out under this plan, especially considering you determined to adjust those amounts this past fiscal year.  Further it does not appear that you report in your annual earnings release or elsewhere in this proxy statement the PEC EBITDA and PEF EBITDA target amounts.  Please disclose these amounts.  Refer to Instruction 2 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.  As applicable, this comment also applies to the Definitive Proxy Statement on Schedule 14A filed by Carolina Power & Light Company.

Response:

We acknowledge your comment, and in our future filings we will disclose the earnings per share and potential award percentage to be earned at the threshold, target, and maximum levels in the “Compensation Discussion & Analysis–Elements of Compensation” section of the definitive proxy statements of both Progress Energy and PEC.  Additionally, we will disclose PEC EBITDA and PEF EBITDA target amounts in the definitive proxy statements for the 2010 annual meetings of both Progress Energy and PEC.  We note that the annual incentive plan has been amended, effective January 1, 2010, to replace the legal entity EBITDA measure with legal entity earnings for PEC and PEF.  Accordingly, we expect the definitive proxy statements for Progress Energy and PEC in 2011 and subsequent years to disclose the PEC and PEF earnings targets under the annual incentive plan, as amended.

We will send a copy of this response to you by overnight delivery.  Please direct any further questions or comments you may have regarding this filing to Patricia Kornegay-Timmons at (919) 546-4836.

Very truly yours,

                    /s/ Jeffrey M. Stone
Jeffrey M. Stone
Chief Accounting Officer
Progress Energy, Inc.
Carolina Power & Light Company
Florida Power Corporation